Exhibit 99.7

PRO FORMA VALUATION UPDATE REPORT

CONVERSION STOCK OFFERING

BANK FINANCIAL CORPORATION

BANKFINANCIAL, F.S.B.

Burr Ridge, Illinois

Dated As Of:

February 18, 2005

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

February 18, 2005

Board of Directors

BankFinancial MHC, Inc.

BankFinancial Corporation

BankFinancial, F.S.B.

15W060 North Frontage Road

Burr Ridge, Illinois 60527

Members of the Board of Directors:

We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This updated appraisal (the “Second Update”), is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this updated appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated September 10, 2004 (the “Original Appraisal”), and our updated appraisal, dated October 29, 2004 (the “First Update”), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization and Plan of Stock Issuance

In January 1999, BankFinancial, F.S.B. (“BankFinancial” or the “Bank”) reorganized into the two-tier mutual holding company structure. As part of the reorganization, BankFinancial formed BankFinancial Corporation (the “Company”) and BankFinancial MHC, Inc. (the “MHC”), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. BankFinancial became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of the Company, and the Company became the wholly-owned subsidiary of the MHC.

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual holding company form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual

RP® Financial, LC.

Board of Directors

February 18, 2005

holding company parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland holding company, and all of the common stock of BankFinancial Corporation will be owned by public stockholders. In this Second Update, the three entities will be collectively referred to as “BankFinancial” or the “Company”.

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank’s newly formed employee stock ownership plan (“ESOP”) and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

It is anticipated that the shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members of BankFinancial. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in BankFinancial’s financial condition, including financial data through December 31, 2004; (2) an updated comparison of BankFinancial’s financial condition and operating results versus the Peer Group companies identified in the First Update; and (3) a review of stock market conditions since the date of the First Update.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP® Financial, LC.

Board of Directors

February 18, 2005

RP® Financial, LC., (“RP Financial”) is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.	Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended September 30, 2004 and updated financial information through December 31, 2004. BankFinancial’s assets increased by $21.1 million, or 1.4%, from September 30, 2004 to December 31, 2004. The increase in assets was evident in the earning assets portfolio, with the balances of loans receivable increasing by $14.3 million, equal to 1.3% growth, and investment securities increasing by $9.2 million, or 3.3%. Fixed assets increased nominally and total intangibles decreased due to continued amortization of the core deposit intangible.

Table 1

BankFinancial Corporation

Recent Financial Data

	At Sept. 30, 2004		At Dec. 31, 2004
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$1,471,698	100.0%	$1,492,782	100.0%
Cash, cash equivalents	31,668	2.2	29,298	2.0
Investment securities	283,124	19.2	292,319	19.6
Loans receivable, net	1,083,196	73.6	1,097,483	73.5
Fixed Assets	32,717	2.2	32,954	2.2
Goodwill/Core Dep. Intang.	21,169	1.4	20,747	1.4

Deposits	$1,124,791	76.4%	1,115,696	74.7%
Borrowings	229,446	15.6	264,742	17.7
Total equity	93,393	6.4	94,888	6.4
Tangible equity	72,224	4.9	74,141	5.0

RP® Financial, LC.

Board of Directors

February 18, 2005

Table 1 (continued)

BankFinancial Corporation

Recent Financial Data

	12 Months Ended September 30, 2004		12 Months Ended December 31, 2004
	Amount	(%)(1)	Amount	(%)(1)
	($000)		($000)
Summary Income Statement
Interest income	$65,160	4.46%	$66,298	4.55%
Interest expense	(25,440)	(1.74)	(23,470)	(1.61)

Net interest income	$39,720	2.72%	$42,828	2.94%
Recoveries of loan loss provisions	516	0.04	22	0.00

Net interest income after provision	$40,236	2.76%	$42,850	2.94%

Non-interest operating income	$7,903	0.54%	$8,138	0.56%
Amortization of core dep. intang.	(1,717)	(0.12)	(1,701)	(0.12%)
Non-interest operating expense	(40,529)	(2.78)	(40,221)	(2.76)

Net operating income	$5,893	0.40%	$9,066	0.62%

Loss/impairment of AFS securities	($14,966)	(1.02%)	($8,793)	(0.60%)
Gain on sale of investments	419	0.03	599	0.04%
Gain on sale of loans	646	0.04	321	0.02%

Total non-operating inc (exp.)	($13,901)	(0.95%)	($7,873)	(0.54%)

Income (loss) before taxes	($8,008)	(0.55%)	$1,193	0.08%
Income taxes	3,957	0.27	(264)	0.02

Net income (loss)	($4,051)	(0.28%)	$1,457	0.10%

Estimated core income (expense)
Net income (loss)	($4,051)	(0.28%)	$1,457	0.10%
Add (subtract)
Total non-operating expense	$13,901	0.95%	$7,873	0.54%
Income taxes @ 39.75%	(5,525)	(0.38)	(3,129)	(0.21)

Estimated core net income	$4,325	0.29%	$6,201	0.43%

Sources: BankFinancial’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

(1)	Percent of average assets.

RP® Financial, LC.

Board of Directors

February 18, 2005

Total deposits decreased by $9.1 million, or 0.8%, as increases of NOW, savings accounts and time deposits were offset by declines in money market deposit accounts and passbook accounts. Total borrowings, which consist mostly of FHLB advances, increased by $35.3 million, as the additional borrowings were utilized for replacing deposits and funding additional earning assets. The borrowings include a $30.0 million borrowing at the MHC which is intended to be paid off using conversion proceeds. The Bank’s equity base increased by $1.5 million, or 1.6%, due to additions to retained earnings and a positive after-tax adjustment to the securities held as available for sale (“AFS”). The combination of the slight increase in the asset base and the increase in equity served to keep the Bank’s equity-to-assets ratio at 6.4% for both time periods. BankFinancial’s tangible equity-to-assets ratio improved from 4.9% to 5.0% over the same time period, as intangibles decreased.

Updated credit quality measures indicated an improvement in overall asset quality, as the ratio of non-performing loans-to-loans declined from 0.63% at September 30, 2004 to 0.59% at December 31, 2004. In addition, the allowance for loan losses improved to 168.90% of non-performing loans at December 31, 2004 from 158.95% at September 30, 2004. The Bank’s allowance for loan losses was $11.0 million, or 1.00% of total loans at December 31, 2004, compared to $10.9 million, or 1.01% of total loans at September 30, 2004.

BankFinancial’s operating results for the twelve months ended September 30, 2004 and December 31, 2004 are also set forth in Table 1. The Bank reported income of $1.5 million, or 0.10% for the most recent twelve month period. Estimated core after-tax net income increased to $6.2 million or 0.43% of average assets for the same time period. The estimated core net income for the twelve months ended December 31, 2004 excludes the impact of certain non-recurring items, including the loss on the impairment of securities held as AFS, and gains reported on the sale of securities and loans. The increase in updated estimated core earnings was supported by higher net interest income.

The increase in net interest income was facilitated by an overall yield/cost spread of 2.92% for the twelve months ended December 31, 2004. This trend was evident in the net interest income to average assets ratio which increased from 2.72% for the twelve months ended September 30, 2004 to 2.94% for the twelve months ended December 31, 2004. The most significant benefit came from a lower interest expense ratio, indicative of the current overall low interest rate environment and a lower level of purchase accounting adjustments related to a previous acquisition, while at the same time the level of interest income increased slightly as a percent of average assets.

Operating expenses as a percent of average assets decreased from 2.78% for the twelve months ended September 30, 2004 to 2.76% for the twelve months ended December 31, 2004. The dollar amount of operating expenses decreased by $0.3 million reflecting moderate changes in various expense categories. These lower expenses, along with the slight increase in the asset base, resulted in the decline of the operating expense ratio. The increase in the net interest income ratio and the lower operating expense ratio provided for a higher updated expense coverage ratio (net interest income divided by operating expenses, excluding intangibles

RP® Financial, LC.

Board of Directors

February 18, 2005

amortization) of 1.07x for the twelve months ended December 31, 2004, versus a comparable ratio of 0.98x for the twelve months ended September 30, 2004. Separate from operating expenses, the Bank recorded core deposit amortization expense of 0.12% of average assets for the twelve months ended December 31, 2004.

Non-interest operating income remained a contributor to the Bank’s updated earnings, with such income increasing from 0.54% of average assets for the twelve months ended September 30, 2004 to 0.56% of average assets for the twelve months ended December 31, 2004. The slight increase in non-interest operating income was attributable to changes in the level of service fees and charges along with other miscellaneous income, including insurance commission and annuities income and income from real estate owned properties. Overall, when factoring non-interest operating income into earnings capacity, the Bank’s updated efficiency ratio of 78.9% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was more favorable than the 85.3% efficiency ratio recorded for the twelve months ended September 30, 2004. Intangibles amortization decreased slightly in the most recent twelve month period examined, as the amortization expense of the core deposit intangible continued to decrease.

The Bank continued to record a recovery on allowances for loan losses for the most recent twelve month period, equaling $22,000 for the twelve month ended December 31, 2004. This was derived after considering past and current loss experience, evaluations of real estate collateral, changes in composition of the loan portfolio, levels and trends in non-performing loans and real estate owned, and other factors. As of December 31, 2004, valuation allowances totaled $11.0 million, equal to 1.00% of net loans receivable and 168.9% of non-performing loans.

Non-operating income and expenses continued to affect the income statement. The most recent period examined continued to include the loss recognized on the impairment of securities held as AFS, along with minor levels of gains on the sale of investments and loans. Non-operating expense totaled $7.9 million, which was excluded from estimated core earnings. Estimated after-tax core earnings totaled $6.2 million, or 0.43% of average assets.

2.	Peer Group Financial Comparisons

Tables 2, 3 and 4 present financial characteristics, operating results and credit risk information for BankFinancial, the Peer Group and all publicly-traded thrifts. The Bank’s and the Peer Group’s ratios are based on financial results through December 31, 2004 and September 30, 2004 or December 31, 2004, respectively. One Peer Group member from the Original Appraisal and First Update, Camco Financial Corp., is no longer available as a Peer Group company as a result of a recently completed conversion to a commercial bank charter. For this Second Update, the Peer Group will consist of the remaining nine companies.

RP® Financial, LC.

Board of Directors

February 18, 2005

As shown in Table 2, in general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the First Update. Consistent with the First Update, the Bank’s updated interest-earning asset composition reflected a lower concentration of loans and a higher concentration of cash and investments. The Bank maintained a similar level of interest-earning assets compared to the Peer Group, as updated interest-earning assets-to-assets ratios equaled 95.1% and 94.3%, respectively.

The updated mix of deposits and borrowings maintained by BankFinancial and the Peer Group also did not change significantly from the First Update. BankFinancial’s funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 92.4% and 88.9% for the Bank and the Peer Group, respectively. BankFinancial posted an updated tangible equity-to-assets ratio of 5.0%, which remained below the comparable Peer Group ratio of 8.7%. BankFinancial’s updated IEA/IBL ratio equaled 102.9%, well below the comparable Peer Group ratio of 106.1%. As discussed in the First Update, the additional capital realized from stock proceeds should serve to increase BankFinancial’s IEA/IBL ratio, as it will reduce the level of liabilities funding assets and the cash proceeds will primarily be deployed into interest-earning assets.

Updated growth rates for BankFinancial are based on growth for the twelve months ended December 31, 2004, while the Peer Group’s growth rates are based on growth for the twelve months ended September 30, 2004 or December 31, 2004 as noted. Updated asset growth rates continued to reflect lower asset growth for the Bank, as the Bank recorded a 2.4% increase in assets compared to a 14.9% growth rate for the Peer Group. BankFinancial’s asset composition showed little change, while the Peer Group’s asset growth reflected loan growth of 20.8% and a 6.6% decline in cash and investments.

Moderate deposit growth resulted in a 1.3% decline in the Bank’s borrowed funds. Comparatively, asset growth for the Peer Group was funded by deposit growth of 16.6% and borrowings growth of 24.0%. Consistent with the First Update, the Bank’s equity decline over the past twelve months was lower than the small increase reported by the Peer Group (1.9% decline for BankFinancial versus a 0.4% increase for the Peer Group, respectively). Factors contributing to the Peer Group’s slight change in equity included capital management strategies such as dividend payments and stock repurchases. The Bank’s decrease in capital is due primarily to the low overall profitability rate and changes in the AFS adjustment. The increase in capital realized from stock proceeds, will likely limit the Bank’s capital growth rate following the stock offering.

Table 3 displays comparative operating results for BankFinancial and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2004 or the last twelve month period available. The Bank reported net income of 0.10% of average assets, compared to net income of 0.51% of average assets for the Peer Group. Net non-operating losses and lower levels of net interest income and non-interest income continued to adversely affect the

RP® Financial, LC.

Board of Directors

February 18, 2005

RP® Financial, LC.

Board of Directors

February 18, 2005

RP® Financial, LC.

Board of Directors

February 18, 2005

Bank’s returns. The Peer Group continued to maintain earnings disadvantages with respect to loan loss provisions and operating expenses.

In terms of core earnings strength, updated expense coverage ratios posted by BankFinancial and the Peer Group equaled 1.07x and 1.02x, respectively. The Bank’s stronger expense coverage ratio was realized through a lower operating expense ratio to average assets (2.76% versus 2.95% for the Peer Group), offset in part by a lower net interest income ratio as a percent of average assets (2.94% versus 3.00% for the Peer Group). A higher interest income ratio accounted for the Peer Group’s higher net interest income ratio, which was partially offset by the Bank’s lower interest expense ratio.

Non-interest operating income remained a larger source of earnings for the Peer Group, as such income amounted to 0.90% and 0.56% of the Peer Group’s and the Bank’s average assets, respectively. Taking non-interest operating income into account in assessing comparative core earnings strength, the Bank’s updated efficiency ratio of 78.9% continued to compare unfavorably to the Peer Group’s efficiency ratio of 75.6%.

Loan loss provisions remained a larger factor in the Peer Group’s earnings. Updated loan loss provisions established by the Peer Group equaled 0.23%, versus a slight level of recoveries for the Bank. Net non-operating losses equaled to 0.54% of average assets for the Bank, which remained a larger factor in the Bank’s earnings, versus net gains of 0.05% for the Peer Group. Most of the Bank’s losses were incurred from the impairment of certain AFS securities, along with minor levels of gains on the sale of investments and loans. As discussed in the First Update, given the non-recurring nature of the AFS impairment charge, and the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Peer Group’s earnings have been somewhat discounted in evaluating the relative strengths and weaknesses of the Bank’s and the Peer Group’s earnings.

The Bank recorded an effective tax rate of 22.1%, due in part to the low profitability level, while the Peer Group recorded an effective tax rate of 32.91%.

Table 4 presents the Bank’s updated credit quality measures. The only non-performing assets held by the Bank consist of loans on non-accrual status. The Bank’s non-performing loans/loans ratio declined to 0.59% since the date of the First Update, and was slightly higher than the comparable Peer Group ratio of 0.54%. Total non-performing assets as a percent of assets continued to be lower for the Bank versus the Peer Group. BankFinancial’s updated ratio of reserves as a percent of non-performing loans and as a percent of total non-performing assets also improved since the date of the First Update. The Bank report a lower level of net loan charge-offs as a percent of loans in comparison to the Peer Group average, and the Bank’s ratio of net chargeoffs to loans increased slightly from the date of the First Update.

RP® Financial, LC.

Board of Directors

February 18, 2005

RP® Financial, LC.

Board of Directors

February 18, 2005

3.	Stock Market Conditions

Since the date of the First Update, the broader stock market generally trended higher. Lower oil prices reversed a downward trend in the stock market at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for October extended the stock market rally into mid-November, as the Dow Jones Industrial Average (“DJIA”) hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered on lower oil prices and on some positive data on jobs, consumer sentiment and home sales. After declining in late-November, stocks recovered in early-December 2004 on a sharp decline on oil prices. Some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to extend the rally through the end of the year as the Dow Jones Industrial Average (“DJIA”) moved to a three and one-half year high. The broader stock market started 2005 in a downward trend, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued into the first half of February, as the Federal Reserve’s quarter point rate increase contained no surprises and oil prices declined. On February 18, 2005, the DJIA closed at 10785.22 or 7.6% higher since the date of the First Update and the NASDAQ closed at 2058.62 or 4.2% higher since the date of the First Update.

Thrift issues also generally trended higher since the date of the First Update. The rally in the boarder stock market and the Federal Reserve’s indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues followed the broader market higher in early-December 2004 and then declined modestly into a narrow trading range through late-December. The year end rally in the broader stock market provided a slight boost to thrift prices as well. The market for thrift stocks was mixed at the start of 2005, but, in general, thrift stocks eased lower during January. Fourth quarter earnings for the thrift sector were generally in line with expectations, but concerns about higher interest rates and margin compression hindered thrift stocks throughout most of January. Thrift stocks followed the broader market higher in early-February on optimism about interest rates, following the expected rate increase by the Federal Reserve and January employment data showing weaker than forecasted job growth. On February 18, 2005, the SNL Index for all publicly-traded thrifts closed at 1,550.52, an increase of 3.1% since the date of the First Update. This index is weighted by market capitalization of the underlying members of the indices, thus changes in market capitalization of large cap thrifts will have a greater impact on the index values.

RP® Financial, LC.

Board of Directors

February 18, 2005

Similar to the performance of the SNL Index for all publicly-traded thrifts, most of the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the First Update. The Peer Group’s updated pricing measures continued to reflect similar P/E multiples and somewhat lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Overall, the performance exhibited by the SNL Index implies that the large-cap issues outperformed the small-cap issues since the date of the First Update. In particular, the pricing measures shown for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages have an equal impact on the calculation of the averages. Comparatively, the SNL Index is a market capitalization weighted index, which results in the larger market capitalization issues having a more significant impact on the overall performance of the SNL Index. Since the date of the First Update, eight out of the nine Peer Group companies were trading at higher prices as of February 18, 2004. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of October 29, 2004 and February 18, 2004. Average market capitalization of the Peer Group companies increased by 3.4%, in line with the increase in the SNL Index.

Table 5

Average Pricing Characteristics

	At Oct. 29, 2004	At Feb. 18, 2005	% Change
Peer Group (1)
Price/Earnings (x)	17.27x	18.85x	9.2%
Price/Core Earnings (x)	19.69	19.74	0.3
Price/Book (%)	132.57%	137.96%	4.1
Price/Tangible Book (%)	147.95	157.20	6.3
Price/Assets (%)	13.72	13.47	(1.8)
Avg. Mkt. Capitalization ($Mil)	$209.82	$216.86	3.4

All Publicly-Traded Thrifts
Price/Earnings (x)	18.32x	19.43x	6.1%
Price/Core Earnings (x)	19.77	21.06	6.5
Price/Book (%)	161.38%	160.65%	(0.5)
Price/Tangible Book (%)	175.37	176.37	0.6
Price/Assets (%)	17.47	17.13	(2.0)
Avg. Mkt. Capitalization ($Mil)	$374.07	$383.15	2.4

(1)	Figures exclude Camco Financial Corp. from both periods.

RP® Financial, LC.

Board of Directors

February 18, 2005

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 6, one standard conversion and eight mutual holding company offerings were completed during the past three months. The single standard conversion, Royal Financial, Inc., Chicago, Illinois is not directly comparable to BankFinancial due to its much smaller asset size ($102 million) and since Royal Financial’s stock trades on the Over-the-Counter Bulletin Board and not on an exchange. However Royal Financial’s location in the city of Chicago warrants some consideration. Royal Financial converted at $10.00 per share and a price/book ratio of approximately 77%, and traded up by 25% in the first month of trading, resulting in an approximate price/book ratio of 97% as of February 18, 2005. Alternatively, the eight mutual holding company conversions completed in the most recent three month period are not fully comparable to a standard conversion, and these companies are also smaller, on average, than the Bank. Only three of the eight companies are NASDAQ listed. Seven of the eight offerings were closed at the top of their superranges, and on a fully-converted basis, the median closing pro forma price/tangible book ratio of the eight recent MHC offerings equaled 87.0%. The median price appreciation of the eight recent offerings was 0.3% after the first month of trading.

Summary of Adjustments

Table 7 reveals the adjustments made to BankFinancial’s pro forma value based upon our comparative analysis to the Peer Group in the First Update, and the respective changes made in this Second Update:

RP® Financial, LC.

Board of Directors

February 18, 2005

RP® Financial, LC.

Table 6

Pricing Characteristics and After-Market Trends

Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.
				Financial Info.		Asset Quality								Insider Purchases
														Benefit Plans
Institution	ST.	Conversion Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offered	% of Mid.	Exp./ Proc.	Form	% of Offering	ESOP	Recog. Plans	Mgmt.& Dirs.
				($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)(2)
Standard Conversions
Royal Financial, Inc.*(1)	IL	1/21/05	RYFL-OTCBB	$102	12.63%	0.13%	184%	$26.0	100%	132%	4.6%	C\S	0.4%\1.9%	8.0%	4.0%	4.0%
Averages - Standard Conversions:				$102	12.63%	0.13%	184%	$26.0	100%	132%	4.6%	N.A.	N.A.	8.0%	4.0%	4.0%
Medians - Standard Conversions:				$102	12.63%	0.13%	184%	$26.0	100%	132%	4.6%	N.A.	N.A.	8.0%	4.0%	4.0%

Second Step Conversions
NONE

Mutual Holding Company Conversions
Home Federal Bancorp, Inc. of LA*	LA	1/21/05	HFBL-OTCBB	$98	19.39%	0.00%	NM	$14.7	40%	105%	4.2%	N.A	N.A	8.0%	4.9%	4.3%
BV Financial, Inc.	MD	1/14/05	BVFL-OTCBB	$100	8.10%	0.62%	56%	$11.9	45%	132%	5.5%	N.A	N.A	8.7%	4.4%	4.2%
Georgetown Bancorp, Inc.*	MA	1/6/05	GTWN-OTCBB	$143	5.75%	0.73%	86%	$12.5	45%	132%	4.9%	N.A	N.A	8.0%	4.4%	6.2%
SFSB, Inc.	MD	12/31/04	SFBI-OTCBB	$148	7.51%	0.24%	113%	$13.4	45%	132%	4.5%	N.A	N.A	8.7%	4.4%	2.6%
Ocean Shore Holding Company*	NJ	12/22/04	OSHC-NASDAQ	$515	5.01%	0.00%	NM	$38.4	44%	132%	3.7%	C/S	.9%/4.3%	8.6%	4.3%	3.9%
Lincoln Park Bancorp, Inc.*(1)	PA	12/20/04	LPBC-OTCBB	$81	6.54%	0.30%	56%	$8.5	46%	132%	7.3%	N.A	N.A	4.0%	4.0%	4.5%
Abington Comm Bancorp, Inc.*(1)	PA	12/17/04	ABBC-NASDAQ	$658	8.50%	0.00%	NM	$71.4	45%	132%	2.5%	N.A	N.A	8.0%	4.0%	7.5%
Home Federal Bancorp, Inc.*	ID	12/7/04	HOME-NASDAQ	$519	8.40%	0.15%	400%	$60.8	40%	132%	3.1%	C/S	.6%/2.4%	8.0%	4.8%	5.5%
Averages - Mutual Holding Company Conversions:				$283	8.65%	0.26%	142%	$29.0	44%	129%	4.4%	NA	NA	7.8%	4.4%	4.8%
Medians - Mutual Holding Company Conversions:				$146	7.81%	0.20%	86%	$14.0	45%	132%	4.3%	NA	NA	8.0%	4.4%	4.4%
Averages - All Conversions:				$263	9.09%	0.24%	149%	$28.6	50%	129%	4.5%	NA	NA	7.8%	4.3%	4.7%
Medians - All Conversions:				$143	8.10%	0.15%	99%	$14.7	45%	132%	4.5%	NA	NA	8.0%	4.4%	4.3%

Institutional Information					Pro Forma Data							Post-IPO Pricing Trends
					Pricing Ratios(3)			Financial Charac.				Closing Price:
				Initial Dividend Yield								First Trading Day		After First Week(4)		After First Month(5)
Institution	ST.	Conversion Date	Ticker		P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price		% Change		% Change		% Change
				(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
Royal Financial, Inc.*(1)	IL	1/21/05	RYFL-OTCBB	0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Averages - Standard Conversions:				0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Medians - Standard Conversions:				0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%

Second Step Conversions
NONE

Mutual Holding Company Conversions
Home Federal Bancorp, Inc. of LA*	LA	1/21/05	HFBL-OTCBB	0.00%	72.4%	76.9x	28.3%	0.5%	28.3%	1.6%	$10.00	$9.90	-1.0%	$10.05	0.5%	$9.92	-0.8%
BV Financial, Inc.	MD	1/14/05	BVFL-OTCBB	0.00%	88.4%	48.9x	21.7%	0.4%	16.2%	2.3%	$10.00	$9.35	-6.5%	$9.50	-5.0%	$9.93	-0.7%
Georgetown Bancorp, Inc.*	MA	1/6/05	GTWN-OTCBB	0.00%	86.8%	72.9x	16.6%	0.2%	12.1%	1.7%	$10.00	$10.20	2.0%	$9.95	-0.5%	$10.05	0.5%
SFSB, Inc.	MD	12/31/04	SFBI-OTCBB	0.00%	82.7%	47.0x	17.2%	0.3%	13.9%	2.0%	$10.00	$10.75	7.5%	$9.90	-1.0%	$9.85	-1.5%
Ocean Shore Holding Company*	NJ	12/22/04	OSHC-NASDAQ	0.00%	88.4%	29.2x	14.9%	0.5%	10.6%	4.9%	$10.00	$12.15	21.5%	$12.20	22.0%	$10.63	6.3%
Lincoln Park Bancorp, Inc.*(1)	PA	12/20/04	LPBC-OTCBB	0.00%	87.2%	39.1x	19.1%	0.5%	14.2%	3.4%	$10.00	$11.00	10.0%	$11.25	12.5%	$10.00	0.0%
Abington Comm Bancorp, Inc.*(1)	PA	12/17/04	ABBC-NASDAQ	0.00%	83.2%	32.4x	20.0%	0.7%	16.3%	4.0%	$10.00	$13.35	33.5%	$13.30	33.0%	$12.90	29.0%
Home Federal Bancorp, Inc.*	ID	12/7/04	HOME-NASDAQ	0.00%	88.5%	37.6x	23.5%	0.7%	16.7%	4.1%	$10.00	$12.49	24.9%	$12.68	26.8%	$12.33	23.3%
Averages - Mutual Holding Company Conversions:				0.00%	84.7%	48.0x	20.2%	0.5%	16.0%	3.0%	$10.00	$11.15	11.5%	$11.10	11.0%	$10.70	7.0%
Medians - Mutual Holding Company Conversions:				0.00%	87.0%	43.0x	19.5%	0.5%	15.2%	2.8%	$10.00	$10.88	8.8%	$10.65	6.5%	$10.03	0.3%
Averages - All Conversions:				0.00%	83.8%	48.0x	20.3%	0.5%	17.4%	3.0%	$10.00	$11.20	12.0%	$11.27	12.7%	$10.91	9.1%
Medians - All Conversions:				0.00%	86.8%	43.0x	20.0%	0.5%	16.2%	2.8%	$10.00	$11.00	10.0%	$11.25	12.5%	$10.05	0.5%

Note: * - Appraisal performed by RP Financial; “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.

(2)	As a percent of MHC offering for MHC transactions.

(3)	Does not take into account the adoption of SOP 93-6.

(4)	Latest price if offering is less than one week old.

(5)	Latest price if offering is more than one week but less than one month old.

(6)	Mutual holding company pro forma data on full conversion basis.

(7)	Simultaneously completed acquisition of another financial institution.

(8)	Simultaneously converted to a commercial bank charter.

(9)	Former credit union.

February 18, 2005

RP® Financial, LC.

Board of Directors

February 18, 2005

Table 7

Valuation Adjustments

Key Valuation Parameters:	First Update Valuation Adj.	Second Update Valuation Adj.
Financial Condition	No Adjustment	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward	No Adjustment
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Upward	Slight Upward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	No Adjustment	No Adjustment
Marketing of the Issue	Slight Upward	Slight Upward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the First Update.

In terms of financial condition, the “no adjustment” applied for the Bank’s financial condition in the First Update remained appropriate after taking into account the recent developments through December 31, 2004 as shown in the prospectus, with the Bank reporting minimal changes in the composition of the balance sheet, but some growth in earning assets, funded with additional borrowings. Equity increased due to earnings reported during the quarter along with a positive AFS adjustment. The Bank’s credit risk ratios improved since the date of the First Update, with lower non-performing loans ratios and higher reserve coverage ratios. Thus, we changed the “Credit Risk” adjustment within the financial condition valuation parameter from “no adjustment” to “slight upward”. We changed the earnings adjustment to “no adjustment”, due to the improved earnings reported for the quarter ended December 31, 2004, which resulted in higher estimated core earnings in the valuation assumptions.

The market for thrift stocks was higher compared to the date of the First Update, as indicated by the increase in the various pricing ratios shown in Table 5 and the increase in the SNL Index. The pricing measures for the Peer Group and all publicly-traded thrifts increased from the date of the First Update. Recent thrift offerings have generally been well received, as the single standard conversion offering and seven of the eight recent MHC offerings (on a fully-converted basis) were closed at the top of their respective superranges. While on average, these traded somewhat higher in initial trading activity, many of the recent mutual holding company offerings have traded either flat or below their initial prices. We concluded that the general improvement in thrift stocks is tempered somewhat by the weak aftermarket performance of several of the recent transactions, and we kept the adjustment for marketing of the issue unchanged at “slight upward”.

RP® Financial, LC.

Board of Directors

February 18, 2005

Overall, taking into account the foregoing factors, we believe it is appropriate to increase the Bank’s estimated pro market value relative to the First Update.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing BankFinancial’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the effective tax rate and stock benefit plan assumptions utilized in the First Update did not change in this update. The reinvestment rate was updated to reflect December 31, 2004 market rates, and transaction expenses were also updated to current figures. Unlike the First Update, the pro forma net income calculation also includes the impact of the proposed stock option plan that is intended to be put into place following the conversion. Recent accounting industry regulations have required this expense to be shown in financial statements. The stock options are expensed over a five year period, and result in additional after-tax expense, resulting in a lower pro forma earnings base and higher price/earnings multiples.

Consistent with the First Update, this Second Update continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the First Update, this updated appraisal incorporates a “technical” analysis of recently completed conversions, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

Based on the foregoing, we have concluded that an increase in BankFinancial’s value is appropriate. Therefore, as of February 18, 2005, the aggregate pro forma market value of BankFinancial’s conversion stock has been increased from $185,000,000 to $200,000,000 at the midpoint of the valuation range. This valuation increase is based on such factors as the increase in the trading prices of the thrift market in general, the Peer Group companies specifically, and the closing pricing and aftermarket trading of recently converted savings institutions, along with the updated financial condition and earnings performance of the Bank between September 30, 2004 and December 31, 2004.

The Bank will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the

RP® Financial, LC.

Board of Directors

February 18, 2005

Company’s adoption of SOP 93-6 in the determination of BankFinancial’s pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and an estimated recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Bank reported net income of $1.457 million for the twelve months ended December 31, 2004. In deriving BankFinancial’s estimated core earnings, the adjustments made to reported earnings included eliminating the losses incurred on the impairment in value of the securities held for sale, and eliminating gains on the sale of assets (loans and investment securities) for the twelve month period ended December 31, 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.75%, the Bank’s estimated core earnings were determined to equal $6.201 million for the twelve months ended December 31, 2004. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 8

BankFinancial Corporation.

Core Earnings Estimate

Amount
($000)
Net income	$1,457
Addback: Loss on Impairment of Securities Held AFS(1)	5,298
Less: Gain on sale of assets(1)	(554)

Core earnings estimate	$6,201

(1)	Tax effected at 39.75%.

Based on BankFinancial’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s updated pro forma reported and core P/E multiples at the $200.0 million midpoint value equaled 106.98 times and 30.24 times The Bank’s updated reported and core P/E multiples reflected premiums of 467.5% and 53.2% relative to the Peer Group’s average reported and core P/E multiples of 18.85 times and 19.74 times, respectively (versus a core P/E premium of 65.4% relative to the Peer Group’s average core P/E multiple as indicated in the First Update). The Bank’s trailing twelve month reported earnings were negative at the time of the First Update, and thus no comparisons were made. The implied premiums reflected in the Bank’s pro forma reported and core P/E multiples take into consideration the discount implied for the Bank’s pro forma P/B ratio, along with the low level of reported earnings for the most recent twelve month period. At the top of the superrange, the Bank’s reported and core P/E multiples of 131.59 times and 39.16 times reflects premiums of 598.1% and 98.4% relative to the comparable reported and core P/E multiples for the Peer Group. See Exhibit 1 for thrift industry stock market pricing ratios and

RP® Financial, LC.

Board of Directors

February 18, 2005

data. The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. In applying the P/B approach, we considered both reported book value and tangible book value. The pre-conversion book value for BankFinancial equaled $94.9 million, while the pre-conversion tangible book value totaled $74.1 million. Based on the $200.0 million midpoint value, the Bank’s pro forma P/B and P/TB ratios equaled 74.6% and 80.9%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 138.0% and 157.2%, respectively, BankFinancial’s updated ratios were discounted by 45.9% and 48.5% (versus discounts of 44.7% and 45.5% from the Peer Group’s P/B and P/TB ratios as indicated in the First Update). At the top of the superrange, the Bank’s P/B and P/TB pro forma ratios equaled 81.6% and 87.2% and reflected discounts of 40.9% and 44.6% relative to the comparable average P/B and P/TB ratios for the Peer Group. RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value, the Bank’s comparatively lower pro forma core ROE, and the Bank’s resulting core P/E multiple.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion and mutual holding company offerings. As indicated in the Original Appraisal and First Update, the pricing characteristics of recent conversion and mutual holding company offerings are not the primary determinate of value. Consistent with the Original Appraisal and First Update, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The eight recently completed MHC offerings had an average pro forma price/tangible book ratio of 84.7% (fully-converted basis) and, on average, appreciated 11.1% during the first week of trading. In comparison, the Company’s P/TB ratio of 88.2% at the proposed closing value reflects an implied premium of 2.9% relative to the average pro forma P/TB ratio of the recent MHC offerings.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $200.0 million midpoint value, BankFinancial’s pro forma P/A ratio equaled 12.01%. In comparison to the Peer Group’s average P/A ratio of 13.47%, BankFinancial’s P/A ratio indicated a discount of 10.8% (versus a discount of 15.6% at the midpoint valuation in the Original Appraisal).

RP® Financial, LC.

Board of Directors

February 18, 2005

RP® Financial, LC.

Board of Directors

February 18, 2005

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 18, 2005, the estimated aggregate pro forma market value of the Bank was $200,000,000 at the midpoint, equal to 20,000,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum offering amount of $170,000,000 and a maximum offering amount of $230,000,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 17,000,000 shares at the minimum and 23,000,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a superrange value of $264,500,000 without requiring a resolicitation. Based on the $10.00 per share offering price, the superrange value would result in total shares offered of 26,450,000. The pro forma valuation calculations relative to the Peer Group are shown in Table 9 and are detailed in Exhibits 3 and Exhibit 4.

Respectfully submitted, RP FINANCIAL, LC.

/s/ William E. Pommerening
Chief Executive Officer

/s/ James J. Oren
Senior Vice President

RP Financial, LC.

LIST OF EXHIBITS

Exhibit Number	Description

1	Stock Prices: As of February 18, 2005

2	Peer Group Core Earnings Analysis

3	Pro Forma Analysis Sheet

4	Pro Forma Effect of Conversion Proceeds

5	Firm Qualifications Statement

EXHIBITS

EXHIBIT 1

Stock Prices

As of February 18, 2005

EXHIBIT 2

Core Earnings Analysis

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

EXHIBIT 5

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial’s staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial’s strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial’s merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial’s M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial’s extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation’s leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial’s consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial’s Key Personnel (Years of Relevant Experience)

    Gregory E. Dunn, Senior Vice President

    James P. Hennessey, Senior Vice President

    James J. Oren, Senior Vice President

    William E. Pommerening, Managing Director

    Ronald S. Riggins, Managing Director